FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer



Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

Pechiney
(Translation of Registrant's Name Into English)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosed: A press release dated July 23, 2002, announcing the signing of three new aluminum technology sales contracts; and

A press release dated July 23, 2002, announcing Aluminerie Alouette Inc.'s decision to use Pechiney AP-30 electrolysis technology.





Pechiney Signs 3 New Aluminum Technology Sales Contracts

Paris, July 23rd, 2002 : Pechiney today announces that, with the signing of several new contracts -particularly for the extension of three major smelters- the Group is consolidating its world leadership in sales of technology and assistance to alumina and primary aluminum production plants.

In the last quarter, Pechiney has won three major contracts for the extension of existing smelters on the following sites:

- Alba in Bahrain for Aluminium Bahrain with a 308,000 ton capacity increase,
- Hillside in South Africa for BHP-Billiton with a 132,000 ton capacity increase,
- Sept-Iles in Quebec for Aluminerie Alouette Inc., a consortium made up of Alcan (20%), Austria Metall (20%), Corus (20%), Marubeni (6.7%), Norsk Hydro (20%) and Société de Financement du Québec (13.3%), with a 302,000 ton capacity increase.

These new contracts are in addition to projects such as Mozal 2, a BHP-Billiton site in Mozambique, where capacity will be doubled using Pechiney AP30 technology. The Group will also modernize an anode baking furnace for VAW Kurri Kurri (Australia).

Jean-Dominique Senard, Senior Executive Vice President Pechiney Aluminum Metal, commented : "These examples reflect our sustained innovation dynamic and consolidate our proven technological leadership. Over 80% of new aluminum smelting facilities commissioned worldwide in recent years use Pechiney technology."

Pechiney is an international group that is listed on the Paris (PECH.PA) and New York (NYSE:PY) stock exchanges. Its two core businesses are aluminum and packaging. With bases in 51 countries, Pechiney achieved sales of EUR 11 billion in 2001 with 34,500 employees.

Pechiney Financial Communications:

Charles L. Ranunkel: Tel.: +33 1 56 28 25 07
Catherine Paupelin: Tel.: +33 1 56 28 25 08
Jérôme Gaudry: Tel.: +33 1 56 28 25 23
Pechiney-IR-Team@pechiney.com


ALOUETTE


PECHINEY

PRESS RELEASE

Aluminerie Alouette Phase II
Alouette selects Pechiney AP-30 electrolysis technology

Sept-Iles (Quebec), July 23rd, 2002 — Aluminerie Alouette Inc., will use Aluminium Pechiney SA technology. *The electrolysis technology selected for the Phase II expansion of the Sept-Iles smelter will* be the AP-30 technology. It is the same as currently used by Alouette since its start-up in 1992.

This choice of technology will allow Alouette to benefit from synergies by combining the operation of its existing 264 electrolytic cells with the additional 330 cells planned as part of Alouette's expansion project. As stated by Alouette's President and CEO, Joe Lombard: "For us, it is a logical choice; our operating personnel master this proven technology. We succeeded to optimise the performance and we are confident that again, we will be able to progress further with this technology."

Pechiney, by far the world's number one electrolysis technology supplier, considers this transaction as a confirmation of its leading position. "Alouette is one of the first users of the AP-30 technology and one of the best performing smelters. The fact that Alouette chose Pechiney technology for its upcoming plant expansion confirms the excellence of the performance and enhancement opportunities of our technologies" stated Jean-Dominique Senard , Senior Executive Vice President of Pechiney's Aluminium Metal Division.

Aluminerie Alouette is a consortium made of Alcan (20%), Austria Metall (20%), Corus (20%), Marubeni (6,7%), Norsk Hydro (20%) and the Société générale de financement du Québec (13,3%). Alouette operates in Sept-Iles a smelter with an annual capacity of 243,000 tonnes of primary metal. With the block of power of 500 MW obtained from the Quebec government, the company recently announced its intention to expand to produce 550,000 tonnes annually. The construction activities are scheduled to begin this fall, so that the new production facilities be fully operational by the end of 2005. The expansion project cost is estimated at CAD 1.4 billion.

Pechiney is an international group that is listed on the Paris (PECH.PA) and New York (NYSE:PY) stock exchanges. Its two main sectors are aluminium and packaging. With a presence in 51 countries, Pechiney achieved sales of EUR 11 billion in 2001, with 34,500 employees.

Source: Alexis Ségal
Vice-President Corporate Affairs
Aluminerie Alouette Inc.
+ 1 418-964-7103
asegal@alouette.qc.ca

Pechiney Press Services:
Chrystèle Ivins : Tel.: +33 1 56 28 24 18
chrystele.ivins@pechiney.com

Stephan Giraud : Tel.: +33 1 56 28 24 19
stephan.giraud@pechiney.com

Pechiney Financial Communications:
Charles L. Ranunkel: Tel.: +33 1 56 28 25 07
Catherine Paupelin: Tel.: +33 1 56 28 25 08
Jérôme Gaudry: Tel.: +33 1 56 28 25 23
Pechiney-IR-Team@pechiney.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PECHINEY

Date: July 24, 2002

By: 

Name: Olivier Mallet
Title: Chief Financial Officer